02034055

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sammy Corp

*CURRENT ADDRESS

PROCESSED

MAY 2 1 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5287

FISCAL YEAR 3-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/16/02

FILE NO.82-5227

April 25, 2002

• • • • • •••••• • • • •••••• • • •

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended March 31, 2002

Name of the Company : Sammy Corporation•

Code number : 6426

(URL http://ir.sammy.co.jp)

Any inquiry to : Yasuhiro Katayama
Executive Officer
2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo, Japan•
Tel••(03)5950• 3790

Date of the Board of Directors meeting for the fiscal year closing•• April 25, 2002

1. RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED MARCH 31, 2002

• 1• RESULTS OF CONSOLIDATED OPERATIONS

	Net sales	Operating income	Net income
	Millions of Yen• • ••	Millions of Yen• • ••	Millions of Yen• • ••
For Year ended March 31, 2002	164,293• 109.9•	54,022 (172.9)	23,906• 122.4• •
For Year ended March 31, 2001	78,275 • 63.7•	19,798• 223.1• •	10,748• 330.3• •

	Net income per share	Net income per share (Diluted)	Return on equity	Operating income to total assets	Operating income to net sales
	Yen	Yen	• •	• •	• •
For Year ended March 31, 2002	452.44	452.28	55.3	52.6	32.9
For Year ended March 31, 2001	423.98	422.60	45.1	33.2	25.3

(Note) • • Equity in net earnings of affiliated companies for the fiscal years 2002 and 2001 were ¥20 million and minus ¥8 million, respectively.

• • Weighted average number of shares outstanding for the fiscal years 2002 and 2001 were 52,839,269 shares and 25,351,368 shares, respectively.

• ••There was no significant change in the accounting policy between the years presented.

• ••Percentages for net sales, operating income and net income represent change from the prior-year.

• 2• CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of yen	Millions of yen	• •	Yen
March 31, 2002	126,803	57,370	45.2	1,074.13
March 31, 2001	78,694	29,122	37.0	1,137.50

(Note) The total numbers of shares outstanding were 53,411,572 shares and 25,602,380 shares at March 31, 2002 and 2001, respectively.

• • • CONSOLIDATED CASH FLOWS

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by financing activities	Cash and cash equivalents at the year-end
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
For Year ended March 31, 2002	13,141	• 6,798• •	2,772	22,535
For Year ended March 31, 2001	7,713	• 5,732• •	2,167	13,313

(4) Scope of consolidation and equity method application
The Company consolidated all of its 14 subsidiaries and applied the equity method to 2 affiliated companies.

(5) Change in scope of consolidation and equity method application
Starting from this fiscal year, 5 of the Company's subsidiaries were newly consolidated and 1 affiliated company was newly accounted for using the equity method.

	Net sales	Operating income	Net income
	Millions of Yen	Millions of Yen	Millions of Yen
Interim	91,000	24,500	12,000
Entire – year	203,000	61,000	30,000

(Reference) Projected net income per share for the entire-year is ¥561.67.

Note :
The management of the Company is required to disclose the information about Projection of results for fiscal year 2002 in accordance with the regulation of Tokyo Stock Exchange.

Above estimate is made based on the information available at the date of announcement of this flash report and there may be a case that above estimate would differ from actual amount due to various reasons caused.

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1. Description of Sammy Group

The group consists of the Company and its 14 subsidiaries and 2 affiliates, and is primarily engaged in business to develop, manufacture and sell pachinko and pachislot machines, game machines used in amusement arcades and home video game software. Our lines of business by segment are as follows:

Segment		Business contents	Names of company
Pachinko and pachislot		Manufacture and sale of pachinko/pachislot machines and those attachments and accessories Maintenance and manufacture of peripherals Design of parlor	Sammy Corporation RODEO Co.,Ltd. Aristcrat Sales Co.,Ltd. Japan Setup Service Co.,Ltd. Shuko Electronics Co.,Ltd. Sammy Design Corporation
NEWS business	Game machines used in amusement arcades	Development and sale of the amusement arcades machines. Lease and maintenance of the same.	Sammy Corporation Sammy Amusement Service Co.,Ltd. Sammy USA Corporation Sammy Europe Ltd. Sammy Entertainment Inc. SI Electronics Co.,Ltd.
	Home video game software	Development and sale of home video game software	Sammy Corporation MAXBET Co.,Ltd. Spike Co.,Ltd. Dimps Corp. Sammy USA Corporation
	Others	Management of amusement arcades、Produce and sell music CD、 Develop computer graphics	Sammy Corporation Sammy Amusement Service Co.,Ltd. Underground Liberation Force Inc. Quat Technology Inc. RTzen Inc.

(Note)

1. Vaill Co.,Ltd., a consolidated subsidiary in the prior years, was merged into Spike Co. Ltd., a consolidated subsidiary.
2. Sammy Entertainment Inc was newly established and became a subsidiary.
3. The Company acquired shares of SI Electronics Co.,Ltd. and consolidated its accounts.
4. Japan Setup Service Co.,Ltd was newly established and became an affiliated company.
5. The Company subscribed shares of Shuko Electrpnics Co.,Ltd. and consolidated its accounts.
6. Sammy Design Corporation was newly established and became a consolidated subsidiary.
7. RTzen Inc. was newly established and became a consolidated subsidiary.

The following is a chart of business transaction flows:


Pachinko Pachislot
NEWS
Amusement arcade equipment
NEWS
Home video game software
NEWS
Other
Consolidated subsidiary
Affiliate
Flow of products (sales)
Other

2. Management Policy

(1)Basic management policy

Sammy Group contributes to creation / development of culture through entertainment by using our capabilities of originality and foresight. Our group, as a group of all members tying up with one another, strives under the policy of "positive progress" to achieve better operating results, and satisfy the expectation of those who trust us, including our shareholders.

(2) Basic distribution policy

We place emphasis on returning the profits to our shareholders, and regard it as our basic policy to provide adequate dividend based on our earnings

In this fiscal year, a two for one stock split (free share distribution) was effected on November 20, 2001 (the record date: September 30, 2001), as a means of returning profits to our shareholders and for the purpose of improving the liquidity and expanding the base of our shareholders Following such stock split, dividend per share will remain ¥50 for both new and existing shares.

We will effectively use our internal reserve fund, for strengthening our financial condition and management foundation, investing in NEWS business, establishing new subsidiaries and M&A, etc.

(3) Policy in term of the reduction in the share unit

We have been making 100 shares as unit of sale of our share. We recognize that environment which individual investors easily participate to invest is formed and that the reduction in the share unit is an effective measure to encourage participation of individual investors. Following the two for one stock split (free share distribution) effected on November 20, 2001, we will carefully monitor our policy on such measures, taking financial results, stock prices, cost-effectiveness, etc., into consideration.

(4) The medium and long-term management strategy and subject of the company

Taking the product defect[(Note)] which occurred in this fiscal year seriously, we continue to strengthen our quality control processes from designing through shipping, and strive for the quality improvement and prevention of recurrence of such product defect, in order to carry out our heavy responsibility, as a manufacturer, with quality guarantee.••

In amusement machine business• we will develop total Pachislot & Pachinko business, by manufacturing not only Pachislot & Pachinko machines, but also the peripherals including ball lending machines and supply machines as well as by designing parlor.

In the field of Pachislot machine, we will furthermore strengthen our multi-brand strategy with 3 brands; Sammy, Rodeo and Aristocrat. By distinct product feature to each brand, and by setting up its own sales network, we will establish to the effective products strategy and the efficient business strategy. We intend to develop a number of new products with innovative gaming features, differentiate ourselves, and keep the top market share in term of the annual sales unit.

In the field of Pachinko machines, the advanced imaging which the conventional Pachinko machines could hardly achieve will be introduced by equipping our machines with general-purpose high function chip and the optical 3D image system "VOLUMATRIX", which will distinguish our products. Anticipating the amendment to the regulation, we aim to develop new kinds of products and take 10% market share on the annual sales basis in the medium term, by applying the gaming features and imaging techniques developed in our Amusement business.

On the other hand, under the continuous growth strategy of our group, we will also continue to concentrate on NEWS business (New Entertainment World of Sammy) which consists of four concepts; Amusement, Content, New technology and Merchandising.••

In Amusement business, in addition to the sale and leasing of existing amusement equipment, we will conduct worldwide development and sales of the lower-priced-amusement equipment utilizing the general-purpose high function imaging chip. ••We also plan to develop the higher function imaging chips in consideration of the next generation.

In Content business, we are contemplating not only the development and sale of the conventional home video game software, but also expansion of sales offices both domestic and overseas to provide our contents to various platforms which will satisfy the needs of each market.

In New Technology, we will provide the technology which is or will be required in the field of entertainment, including the optical 3D imaging system "VOLUMATRIX" and CG development support tool.

In Merchandising, we will, while maintaining the development of original character, concentrate on the sale of products; such as toys and goods featuring the characters derived from Pachislot & Pachinko business and NEWS business.

(Note) Details are described in 3. Operating Results and Financial Condition (1) Outline of this fiscal year.

(5) Initiatives for improving business management organization

We have made effort to shorten decision making process and strengthen business operation management by implementing an executive officer system. From managerial and general points of view, each executive director is assigned with designated office for the purpose of speeding up the instruction regarding business operation given by directors, and duties of each director and executive officer have been clearly defined since this fiscal year. Directors liaison committee and an executive officers liaison committee have been set up for the purpose of sharing information, fostering consensus and improving communication among directors and executive officers.

(6) Management index for medium term terget

Our group has been promoting its continuous growth and improved corporate value, which results in maximizing value for shareholders and set the medium term target based on the following important index indicating our investment effectiveness and profitability;

(i) Return on Equity (ROE) maintaining over 30%

(ii) Ordinary Profit Ratio on Net Sale maintaining over 25%

	Return on Equity (ROE)	Ordinary Profit Ratio to Net Sale
March 2002	55.3%	32.7%
March 2001	45.1%	25.2%

(Note) Equity is an average of equity at the beginning and the end of the fiscal year.

(7) Others, important management issue

(i) Lawsuits

As a result of the lawsuit filed by Aruze Corporation ("Aruze") against us related to the production and distribution of Pachislot machines equipped with "challenge time," which is one of our Pachislot machine variations ("CT Machines"), for damages of ¥10,066 million claiming infringement of certain patent rights held by Aruze, the Tokyo District Court rendered us the judgment on March 19, 2002 to pay Aruze ¥7,416 million , with the interest equal to 5% per annum during the period from October 30, 1999 to the completion of such payment, and 3/4 of costs for lawsuits.

We immediately appealed to the Tokyo High Court against the sentence.

In addition, on March 19, 2002, after the judgment by the Tokyo District Court, we received a "notice of reasons to be invalid" in respect of a claim for invalidate trial of the relevant patent rights that we had filed in the Patent Office.

Further, the claim made by Aruze on March 26, 2001 at the Tokyo District Court in relation to the "Triple Rider," our CT Machine, for damages of ¥1,430 million has been currently on trial.

Moreover, Aruze filed a lawsuit in the Tokyo District Court on February 22, 2000 for damages of ¥1,500 million , claiming that the "Kamen Rider V3," one of our Pachislot machines, infringes another patent right held by Aruze.

We believe that none of the cases being litigated constitute an infringement of any patent rights.

Currently we are not producing or selling any of the machines subject to the litigation; the "Ultraman Club 3," "Japan 2," "Triple Rider" and "Kamen Rider V3" however, such litigation may adversely affect our operating results.

(ii) Establishment of Level I ADR Program (US Depositary Shares)

We established Level I ADR Program (US Depositary Shares) in January 2002. This establishment allows us to circulate our shares in the form of ADR in the U.S.A. as well as develop new investors and expand our investor base in the U.S.A. over-the-counter market (OTC). We expect the increase in trading volume and improvement of liquidity of our shares in Japan as a synergy of such trading in the U.S.A.

3• Operating Results and Financial Condition

(1) Outline of this fiscal year

The Japanese economy of this fiscal year seems to continue to bottom with ongoing slump of corporate earnings as result of price depression caused by decrease in domestic demand and deflation spiral. Capital expenditure decreased significantly, and consumer spending was still poor, reflecting tight employment and household income situation. On the other hand, economy in the U.S.A. seems to recover slowly as IT related demand seems to be bottoming out with progress in inventory adjustment, affecting Japanese imports to be on the rise. However, domestic demand-led, self-sustained recovery could not be expected, and the situation does not allow premature conclusions.

Under such circumstances, Pachislot business has been excellent since last year, with a record-breaking AT ("assist time") machine boom causing manufacturers to release elaborate new models one after another.

On the contrary, Pachinko business stayed as ever for the past few years, without innovative new models, and newly released models were of similar types only. But new models can be expected since the amendment to the regulation is anticipated.

As to the amusement arcade equipment business as a whole, it is still in depression since no hit products have been released. In connection with the amusement arcade facility business, measures are taken to turnaround, such as restructuring unprofitable stores.

In the home video game software business, hardware sales was good since various next generation platforms were released in this fiscal year, although few software was released exclusively for such platforms: most software was converted from other platforms or one of existing series. Since the widespread use of such hardware is prospected, releases of software of new genre exclusively for such platforms should be expected.

Under such operating environment, our group aims to be a comprehensive entertainment group with continuous growth, working on increasing the number of staff engaged in product development and improving environment for development, and placing the highest priority on strengthening research & development, to make our main Pachislot & Pachinko business, to be a profit-earning foundation of our group. Furthermore, we have implemented strict quality control system in the development process by undertaking the full-fledged inspection in the designing process and increasing evaluation test samples to substantially improve the reliability of such tests.

As to sales activity, new sales offices were opened in Obihiro, Morioka, Saitama, Yokohama, Kanazawa, Okayama, and Oita, making up of 7 branches and 17 sales offices, for the purpose of strengthening direct sales and expanding sales network.

As to manufacturing and logistics, quality control improved by more strict inspections before shipment of products, as well as during assembly operation in manufacturing process. Also, new factory in Kawagoe has started its operation in April, 2001, as a support for the multi-brand strategy in Pachislot business and the expansion of Pachinko business. Manufacturing capacity increased more than 3 times of that of the previous factory in Sayama, which enabled to meet massive orders of Pachislot machines in this fiscal year on a timely basis. Additionally, this factory has been seeking to co-exist with a local region as well as improve its productivity and quality, which resulted in receiving the "Scenic Award of *Sai no Kuni* Saitama 2001" from Saitama prefecture.

On the other hand, in NEWS business, one of our continuous growth strategies, we actively established and acquired strategic subsidiaries as a basis for the worldwide business expansion, as well as conducted sales of amusement arcade equipment and home video game software.

Other issues to be noted as follows:

• Defect of Pachislot machine• •

On September 29, 2001, certain product defect was found in Pachislot machines manufactured by Sammy Corporation, RODEO Co., Ltd., and Aristocrat Technologies Co., Ltd., and sold since August 2000.

Our group puts the highest priority to taking measures about such type of machine; firstly, we placed the components as an emergency fix and secondly, applied for the test of machine types with Security Electronics Communications Technology Association (Zaidanhojin Hoan Denshi Tsushin Gijutu Kyokai) and changed to the new type of machines with new components permitted thereby.

As a compensation for this problem, we made payments to the amusement arcades which installed such machines of ¥4,000 per one suspended machine (problem machine) a day, indemnified for the actual costs of the structure-change application paid by the amusement arcades , and reduced the price of Pachislot machines made by Sammy Corporation, RODEO Co., Ltd. and Aristocrat Technologies Co., Ltd. by ¥20,000 yen per one machine at the time of purchasing as compensation for the restoration cost to the limit of the number of problem machines (approximately 280,000 units) installed in the market as of October 1, 2001.

As a result, the amount added to the extraordinary losses aggregated to ¥5,958 million and was recorded as special restoration in extraordinary losses. All extraordinary losses related to such problem were recorded in this fiscal year, and currently no additional extraordinary losses were expected in the next fiscal year.

As a result, consolidated sales of this fiscal year came to ¥164,293 million (increase of 109% from the previous fiscal year) and consolidated operating income came to ¥53,768 million (increase of 172% from the previous fiscal year). In addition, consolidated net income of this fiscal year increased drastically to ¥23,906 million (increase of 122% from the previous fiscal year) despite the large amount of extraordinary losses.

Outline for each segment is as follows:

• Pachislot & Pachinko Business• •

As to Pachislot machine in Pachislot & Pachinko business, the multi-brand strategy was fully implemented from this fiscal year, with three brands; Sammy, Rodeo and Aristocrat. Especially, "JYUOH" released by Sammy in January last year which sparked AT machine boom became popular among a number of people. Various line-ups and excellent gaming feature of Rodeo and Aristocrat have been accepted in the market. Accordingly, sales figure of Pachislot machines showed a big growth.

As to Pachinko machines, results were under expectation due to the lack of brand recognition and unique products differentiating from competitors, despite adapting new steel casings and releasing Pachinko machine featuring well-known character of Pachislot machine.

Due to the problems mentioned above, sales activities Pachinko and Pachislot machine have been suspended temporarily since last October, however, the sales activities resumed from the end of November. We made efforts to rebuild the trust in our group, and as a result, the performance largely exceeded the previous period; the amount of sales came to ¥152,881 million (increase of 121% from the previous fiscal year) and the amount of operating income came to ¥61,865 million (increase of 154% from the previous fiscal year).

(Main machine for sale and sales figures) (Unit : thousand)

• Pachislot machine•	
JYUOH (Sammy)	96
Aladdin A (Sammy)	75
Oogamera (Rodeo)	64
Salary man Kintaro (Rodeo)	32
Neko de Koban (Aristocrat)	20
Others	132
Total	423
• Pachinko machine• •	
CR Gamera	32
CR Salary man Kintaro	23
CR Hokuto no Ken	12
Others	21
Total	90

In order to enhance the Pachislot & Pachinko business, we subscribed shares of Shuko Electronics Co.,Ltd. or "Shuko", which is engaged in the comprehensive archade service including; manufacture, sale and maintenance of the peripheral equipments, to make it our subsidiary and established Sammy Design Corporation which is engaged in arcade design and interior and exterior work, as a subsidiary of Shuko. In addition, we invested in Japan Setup Service Co.,Ltd. which is engaged in setting up amusement machines and customer sales services, etc. We expect that the oppotunities for sales activities will increase, which results in the stronger sales force and expanded market share, by delegating these businesses to the above companies.

• NEWS Business• •

(Amusement Equipment Business)

In Japan, making use of the synergy with the Pachislot & Pachinko business, we have mainly sold "Pachislot Revolution Series," which are converted from popular Pachislot machines for the use of amusement arcades, and

"Kids Medal Series" for shopping malls. Outside Japan, we have sold the shooting games which everyone can enjoy easily and other amusement equipments, which amounted ¥5,948 million sales (increase by 41%) , while the operating loss was ¥1,077 million because of increase in the cost for Research & Development of new hardware and amortization of intangible assets related to acquisition of subsidiary.

Moreover, we have established Sammy Entertainment Inc. in California, U.S.A, as a subsidiary of Sammy USA Corporation, for the purpose of strengthening our worldwide sales force.

In Japan, we have acquired shares of S.I. Electronics Corporation to make it our subsidiary. The business thereof consists of development of system chips for liquid crystal displays of Pachislot & Pachinko machines, chips for amusement arcade equipments and motherboard, and development of the strategic device system etc.

(Home Video Game Software)

In addition to the sales of conventional home video game software, such as "How to Win Pachislot! JYUOH", the first Pachislot game software for PlayStation 2 and "GUILTY GEAR X" which was converted to various platforms, we have sub-contracted software development and engaged in sale of DVDs. As a result, the sales amounted to ¥4,362 million (increase by 10%), while the operating loss was ¥1,482 million because of increase in the cost for R & D of software to deploy multi-platform.

(Others)

In addition to direct operation of 2 amusement arcades and the operation using rental stores, we have sold CDs named "Saba-chan Mega Mix" which recorded the sound of Pachislot machines of Sammy brand, both for the public and in the amusement arcades where such CDs were available as prizes. Besides, we have sold goods featuring "Kokoro-no-Shiitake" which has been advertised on TV since last October. The sales amounted to ¥1,102 million (increase by 9%), and the operating loss was ¥138 million .

We have also acquired shares of RTzen, Inc. to make it our subsidiary, which is engaged to develop graphic software for the game software development. The purpose thereof is to strengthen and expand the new technology for creative entertainment for the next generation.

(2) Financial condition

The cash and cash equivalent (hereinafter referred to as "fund") of this fiscal year has increased by ¥9,221 million compared to the previous fiscal year, and the balance at end of this fiscal year came to ¥22,535 million.

Cash flow from operating activity has increased by ¥5,427 million compared to the previous fiscal year, and came to ¥13,141 million. This was mainly because the current net income before tax and other adjustments increased due to increase of sales of Pachislot & Pachinko business, and increase of liabilities of trade payable, however, part of increase was offset with deposit for lawsuit in addition to increases in accounts receivable and income taxes.

Cash used in investing activities increased by ¥1,065 million compared to the previous fiscal year, and came to ¥6,798 million. This was mainly because of acquisition of tangible / intangible assets for construction of new factory in Kawagoe.

Cash provided by financing activities has increased by ¥604 million compared to the previous fiscal year, and came to ¥2,772 million. This was mainly because of proceeds from sale of common stock to increase the capital (¥5,985 million) , while reflecting the payments of dividend and repayments of loans.

(3) Projection for fiscal year 2002 (April 1, 2002 – March 31, 2002)

The management of the Company is required to disclose the information about Projection of results for fiscal year 2002 in accordance with the regulation of Tokyo Stock Exchange.

It is estimated that new attractive products with gaming features will be released in the business of pachislot and pachinko machines and we can keep satisfied business achievement continuously. And further it is estimated that we have been making products in new genre in the market, which we can expect to activate the market more

In the market of amusement arcade machines, improvement of profitability is entirely progressesd in the industry. And it is also estimated that new hardwares produced in this fiscal year will positively lead the market of home video game.

Under such circumstances, our group will faster develop and aggressively promote sales of new main products of pachislot and pachinko than competitors and target sales of pachislot with 400,000 numbers. Also we estimate sales of pachinko with 250,000 numbers aiming specialized pachinko product equipped by general purpose high function chip and 3D optical imaging system " VOLUMATRIX " with excellent performance of clearer picture , which conventional pachinko machine could hardly achieve. We will not only supply machines themself of pachislot and pachinko but also widely deploy its business adding by design of parlor and supply of peripherals.

However we take decrease of sales adversely influenced by FIFA World Cup organized in Japan in May 2002 into our consideration as our customers may be diverted by during the games.

In the business of amusement arcade machines in NEWS business plan, we will globally deploy the development and promotion of sales of reasonable and low-priced products utilized general purpose high function chip. Further we will continuously put priority to develop promising title in the field of contents of the games.

As conclusion through above forecast, we estimate that consolidated sales amounted to ¥203,000 million (increase by 24% from current fiscal year) operating income amounted to ¥61,000 million (increase by 14%) and net income amounted to ¥30,000 million (increase by 25%) in fiscal year 2002.

(Note)

Above forecast of the market / estimate of sales and income are made by assumption in the management of the company, based on the information presently available and it is included therein that elements of potential risk and uncertainty may be hidden to realize above estimate. And further causes to influence above estimated results of business would not be limited by elements above-mentioned. Therefore please be informed there is possibility resulted in uniformity of above estimate by change of various reasons.

4.CONSOLIDATED FINANCIAL STATEMENTS

SAMMY CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2002 AND 2001

• Unit• Millions of Yen• •

	Current year • As of March 31, 2002• •		Prior year • As of March 31, 2001• •		Change
	Amount	Percentage	Amount	Percentage	Amount
• • A s s e t s • •		%		%	
• • Current Assets					
Cash and deposits	22,580		13,369		9,211
Marketable securities	• •		150		(150)
Notes receivable and accounts receivable-trade • 1.2	53,812		28,683		25,128
Allowance for doubtful accounts	• 784• •		• • 365• •		(418)
Inventories	17,224		14,283		2,941
Deferred taxes-current	2,727		1,023		1,703
Deposit for lawsuit	5,000		• • • • • • •		5,000
Others	5,146		3,131		2,015
Total current assets	105,706	83.4	60,274	76.6	45,432
• • Non-current assets					
Property and equipment					
Buildings	4,321		4,138		183
Machinery and equipments	2,255		159		2,096
Rental equipment for amusement arcades	453		430		23
Land	3,057		2,485		572
Software	1,446		738		708
Goodwill	1,033		775		258
Others	1,501		2,742		(2,492)
Construction in progress	249		907		593
Total property and equipment	14,319	9.3	12,374	13.8	1,941
Investments and other assets					
Investment securities	2,188		1,391		796
Lease deposits	1,733		1,222		511
Deferred taxes non-current	940		1,243		(303)
Others	2,167		2,403		(236)
Allowance for doubtful accounts	(256)		• • 219• •		(36)
Total investments and other assets	6,772	7.3	6,040	9.6	732
Total non-current assets	21,096	16.6	18,419	23.4	2,676
Total assets	126,803	100.0	78,694	100.0	48,108

SAMMY CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2002 AND 2001

(Unit• Millions of Yen)

	Current year • As of March 31, 2002• •		Prior year • As of March 31, 2001• •		Change
	Amount	Percentage	Amount	Percentage	Amount
• • Liabilities • •		%		%	
• • Current liabilities					
Short-term bank loans and current portion of long-term debt	5,959		6.699		(739)
Notes and accounts payable• • • • 2•••	25,640		20,753		4,886
Accounts payable -other	4,598		6,813		(2,215)
Income taxes payable	19,538		8,647		10,891
Accrued employees' bonus	1,012		703		308
Others	5,803		1,649		4,157
Total current liabilities	62,552	49.4	45,267	57.5	17,288
• • Non-current liabilities					
Long-term debt	3,260		2,400		860
Retirement benefits	1,334		968		366
Others	1,637		779		854
Total non-current liabilities	6,232	4.9	4,147	5.3	2,081
Total liabilities	68,785	54.3	49,414	62.8	19,370
Minority interests	646	0.5	156••	0.2	489
• Shareholders' equity• •					
Common stock• • • • • • • • •••••••	7,966	6.3	4,940	6.3	3,025
Additional paid-in capital	8,960	7.0	5,936	7.5	3,024
Retained earnings	40,172	31.7	18,055	22.9	22,117
Net unrealized holding gains on securities	117	0.1	138	0.2	(20)
Foreign currency translation adjustments	154	0.1	52	0.1	102
	57,371	45.2	29,122	37.0	28,249
Treasury stock	(0)	(0.0)	• • 0• •	• •0.0• •	(0)
Total shareholders' equity	57,370	45.2	29,122	37.0	28,248
Total liabilities and shareholders' equity	126,803	100.0	78,694	100.0	48,108

SAMMY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

• Unit• Millions of Yen• •

	Current year• • From• • April• • 1• 2001 • • • • March 31• 2002		Prior year• • From• • April• • 1• 2000 • • • • March 31• 2001		Change
	Amount	Percentage	Amount	Percentage	Amount
Net sales	164,293	100.0	78,275	100.0	86,017
Cost of sales	67,808	41.3	33,088	42.3	34,720
Gross profit	96,485	58.7	45,187	57.7	51,297
Selling, general and administrative expenses	42,462	25.8	25,389	32.4	17,073
Operating income	54,022	32.9	19,798	25.3	34,224
Other• • income• expenses• :					
Interest• • and• • dividend• • income	71		55		16
Gain on investment in silent partnership	87		1,063		(976)
Equity earnings from affiliates etc.	20		45		(25)
Interest• • expenses	(186)		• •144• •		(42)
Expenses for listing on Tokyo Stock Exchange	-		(140)		140
Loss on disposal of property and equipment	(348)		• •116• •		(232)
Loss on sale of property and equipment-net	-		• •79• •		79
Loss on disposal of inventories	-		(104)		104
Cost for special restoration for pachislot problem	(5,958)		• •		(5,958)
Others	(756)		• •397• •		(359)
	(7,070)	(4.3)	180	0.2	(7,253)
Income before income taxes and minority interest	46,952	28.6	19,978	25.5	26,974
Income taxes - current	24,465	14.9	10,287	13.1	14,177
- deferred	(1,398)	(0.9)	• •1,024• •	• •1.3• •	(365)
Net income before minority interests	23,876	14.6	10,715	13.7	13,161
Minority interests	30	0.0	33	0.0	(3)
Net income	23,906	14.6	10,748	13.7	13,158

SAMMY CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

(Unit• Millions of Yen)

	Current year• • •From• •April• • 1• 2001 •••••March 31• 2002•	Prior year• • •From• •April• • 1• 2000 •••••March 31• 2001•	Change
	Amount	Amount	Amount
• • • Retained earnings at the beginning of year			
Beginning balance	18,055	7,892	10,162
• • • Decrease			
• • 1. Dividends	(1,536)	• 505• •	(1,030)
2. Bonuses to directors and corporate auditors	(253)	• • 80• •	(173)
• • Net income	23,906	10,748	13,158
• • ••Retained earnings to be carried forward	40,172	18,055	22,117

SAMMY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

(Unit• Millions of Yen)

	Current year• • From• • April• • 1• 2001 ••• ••••••••• 2002	Prior year• • From• • April• • 1• 2000 • ••••March31• 2001
	Amount	Amount
Cash flows from operating activities:		
Income before income taxes and minority interests	[illegible]	[illegible]
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	[illegible]	[illegible]
Loss on write-off of goodwill	[illegible]	[illegible]
Loss on disposal of property factory and equipment etc.	[illegible]	[illegible]
Share of earnings of silent ownership	[illegible]	[illegible]
Others	[illegible]	[illegible]
• hanges in assets and liabilities:		
(Increase) in notes and accounts receivable	[illegible]	[illegible]
(Increase) in inventories	[illegible]	[illegible]
(Increase) in notes and accounts payable	[illegible]	[illegible]
Decrease (Increase) in other assets	[illegible]	[illegible]
Increase in other liabilities	[illegible]	[illegible]
Sub-total	[illegible]	[illegible]
Interest and dividends received	[illegible]	[illegible]
Payment of interest	[illegible]	[illegible]
Payment of income taxes	[illegible]	[illegible]
Net cash provided by operating activities	[illegible]	[illegible]
Cash flows from investing activities:		
Payment for purchase of property, factory and equipment	[illegible]	[illegible]
Proceeds from sales of property, factory and equipment	[illegible]	[illegible]
Payment for purchase of intangible assets	[illegible]	[illegible]
Payment for purchase of investment securities - net	[illegible]	[illegible]
Increase in cash and cash equivalents due to acquisition of consolidated subsidiaries	[illegible]	[illegible]
Decrease (Increase) in loans receivable – net	[illegible]	[illegible]
Decrease in time deposit – net	[illegible]	[illegible]
Increase in other investments - net	[illegible]	[illegible]
Net cash used in investing activities	[illegible]	[illegible]

	Current year•• From••April••1• 2001 ••• ••••••••• 2002•••	Prior year•• From••April••1• 2000 •••••March31• 2001
	Amount	Amount
Cash flows from financing activities:	•	•
Proceeds from issuance of long-term debt	••••	••••••••••••••••
Payments of long-term debt	•••	•••••••
(Decrease) in short-term bank loans	••••••••	••••••••••••••••
Proceeds from sale of common stock	•••••••	•••••••••••••••
Cash dividends paid	••••••••••••••	••••••••••••
Others	•••••••••	•••••••••
Net cash provided by financing activities	•••••••	•••••••••••••••••
Effect of exchange rate changes on cash and cash equivalents	•••••	••••••••••••
Net increase in cash and cash equivalents	•••••••	•••••••••••••••••
Cash and cash equivalents at beginning of year	••••••••	•••••••
Cash and cash equivalents at end of year	••••••••	•••••••••••••••••
	•	•

SIGNIFICANT ACCOUNTING POLICIES

1. Basis of consolidation	The consolidated financial statements include the accounts of the Company and all of its 14 (all of 10 in the prior year) subsidiaries. There are 2 affiliated companies, which are accounted for by the equity method (one in the prior year). The difference between the cost and underlying net equity of investments in subsidiaries at acquisition is allocated to identifiable assets. The unallocated residual value of the excess of the cost over the net assets is recognized as an intangible assets and is amortized over 5 years. The Company continuously evaluates realizability of such intangible assets and records write-down where appropriate. Insignificant amount of such intangible asset is charged to income when incurred. All significant intercompany balances and transactions have been eliminated in consolidation.
2. Method and basis of valuation of securities	(1) Securities with quoted market prices Securities that have quoted market prices are stated at the market value. The difference between acquisition cost and market value is accounted for as net unrealized holding gains on securities in Shareholders' equity. (2) Other securities Other securities are carried at moving average cost.
3. Method and basis of inventory valuation	Inventories are stated at cost determined by the average method.
4. Depreciation method of property and equipment	Depreciation is computed primarily using the declining-balance method according to Japanese Corporate Tax Law. In addition, buildings acquired after April 1, 1998 are depreciated using the straight-line method according to the Corporate Tax Law.
5. Basis of recording allowances	(1) Allowance for doubtful accounts The allowance for doubtful accounts is provided in an amount sufficient to cover possible losses by estimating individually uncollectible amounts and applying a historical percentage to the remaining accounts. (2) Severance and retirement allowance for employees The liability for the employees' severance and retirement benefits is recorded based on the estimated amounts of benefit obligation and plan assets at the end of the year. (3) Severance and retirement allowance for directors and corporate auditors The liability for the directors' and corporate auditors' severance and retirement benefits is recorded based on the amount required in accordance with the Company's policy.
6. Accounting for lease transactions	Finance leases, which are not transferred ownership to lessees, are accounted for in the same manner as operating leases.
7. Accounting for significant hedge	The Company has employed certain interest swaps to hedge its exposure to movements in the interest rates for its borrowings. As a matter of policy, the Company does not engage in speculative transactions. These swaps have been accounted for using the simplified method permissible.
8. Others	Accounting method of consumption taxes Consumption taxes paid and received are recorded as suspense payments and suspense receipts during the year. The net payable resulting from offsetting the two accounts is recorded as consumption tax payable at year-end.

CONSOLIDATED BALANCE SHEET

Current year (As of March 31, 2002)	Prior year (As of March 31, 2001)
• •1. Notes receivable and payable that matured on the balance sheet date (March 31, 2002) were settled on the following business day (April 1, 2002), because the balance sheet date was Sunday and banks were closed. Therefore, the following balances matured on the balance sheet date were included in the balance sheet: Notes receivable ¥3,255 million Notes payable ¥2,610 million	• •1. Notes receivable and payable that matured on the balance sheet date (March 31, 2001) were settled on the following business day (April 2, 2001), because the balance sheet date was Saturday and banks were closed. Therefore, the following balances matured on the balance sheet date were included in the balance sheet: Notes receivable ¥2,620 million Notes payable ¥1,861 million
2. Liabilities for guarantees • •	2. Liabilities for guarantees The Company was contingently liable for guarantees of Shuko Denshi's account payable to Nippon Conlux in the amount of ¥150 million.

(Note) Increase in the common stock shares outstanding during the year due to the following:

- • • On November 20, 2000, there was a stock split of 1 to 2. As a result, the shares outstanding increased 12,666,650 shares.
- • • Execution of warranty (Stock option) was made and the shares outstanding increased 292,300 shares.

CONSOLIDATED STATEMENT OF CASH FLOWS

Current year• • (From• • April• • 1• 2001 • • • • March 31• 2002)		Prior year (From• • April 1• 2000 • • • • 2001)	
Reconciliation between balance of cash and cash equivalent at period-end and cash and bank deposits shown in the balance sheet:		Reconciliation between balance of cash and cash equivalent at year-end and cash and bank deposits shown in the balance sheet:	
	Millions of Yen		Millions of Yen
Cash and bank deposits	22,580	Cash and bank deposits	13,369• •
Marketable securities	• •	Marketable securities	150
Sub-total	22,580	Sub-total	13,519• •
Time deposit whose maturity date is over 3months	(45)	Time deposit whose maturity date is over 3months	• 206• •
Stock and other security whose maturity date is over 3months	• •	Stock and other security whose maturity date is over 3months	• •
Cash and cash equivalent	22,535	Cash and cash equivalent	13,313• •

CONSOLIDATED STATEMENT OF INCOME

Current year

From April 1 2001
March 31 2002

Summery of selling, general and administrative expenses is as follows;

	Millions of Yen
Selling expenses	
Sales agent fee	18,552
Advertisement	3,065
Others	851
Total	22,469
Personnel expenses	
Allowance for Bonus	605
Retirement allowance for director	166
Retirement allowance for employees	98
Salary, allowance for employees	2,779
Remuneration for director	345
Others	1,545
Total	5,540
General expenses	
Reseach & Development	6,487
Bad debt expense	381
Allowance of doubtful accounts	13
Rent	826
Commission	1,620
Depreciation	384
Consolidated depreciation asset	517
Others	4,221
Total	14,453

Prior year

From April 1 2000
2001

Summery of selling, general and administrative expenses is as follows

	Millions of Yen
Selling expenses	
Sales agent fee	11,500
Advertisement	1,987
Others	23
Total	13,912
Personnel expenses	
Allowance for Bonus	402
Retirement allowance for director	204
Retirement allowance for employees	72
Salary, allowance for employees	1,884
Remuneration for director	308
Others	696
Total	3,568
General expenses	
Reseach & Development	3,844
Bad debt expense	103
Allowance of doubtful accounts	1
Rent	476
Commission	645
Depreciation	199
Consolidated depreciation asset	296
Others	2,342
Total	7,908

SEGMENT INFORMATION

A• Operations by product

Current fiscal year• From April 1, 2001 to March 31, 2002• •

(Unit• Millions of yen)

	Pachinko Pachislot	Amusement equipment	Home TV game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	152,881	5,948	4,362	1,102	164,293	• •	164,293
(2) Inter segment	• •	0	845	40	886	• 886•	• •
Total	152,881	5,948	5,208	1,142	165,179	• 886•	164,293
Cost and expenses	91,015	7,026	6,690	1,280	106,012	4,259	110,271
Operating income (loss)	61,865	• 1,077•	• 1,482•	• • 138•	59,167	• 5,145•	54,022
Assets	83,819	7,341	8,411	850	100,424	26,378	126,803
Depreciation	1,173	255	114	161	1,705	362	2,067
Capital expenditure	1,786	180	368	1	2,337	755	3,093

• Note• 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.

2. Main products and line of business by segment

(1) Pachinko and pachislot • • Manufacture and sell Pachinko and pachislot machines and design parlors

(2) Amusement equipment • • Manufacture , sell and rent game machines used in an amusement arcades

(3) Home TV game software • • Develop and sell home TV game software

(4) Others • • Mainly operation of amusement arcades

3. General corporate expenses of ¥ 5,145 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."

4. Corporate assets of ¥ 26,378 million, which mainly consist of cash and cash equivalent, marketable securities, investment securities and corporate properties, are included in "Corporate and elimination."

Prior fiscal year• ˙From April 1, 2000 to March 31, 2001• •

(Unit• Millions of yen)

	Pachinko Pachislot	Amusement equipment	Home TV game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	69,104	4,209	3,950	1,011	78,275	• •	78,275
(2) Inter segment	• •	• •	1,109	• •	1,109	• 1,109•	• •
Total	69,104	4,209	5,060	1,011	79,385	• 1,109•	78,275
Cost and expenses	44,807	4,389	5,339	1,603	56,140	2,337	58,477
Operating income (loss)	24,296	• •179•	• •278•	• • 592•	23,245	• 3,447•	19,798
Assets	48,977	4,902	5,358	622	59,860	18,833	78,694
Depreciation	409	226	59	147	842	260	1,103
Capital expenditure	6,100	127	155	18	6,401	758	7,159

• Note• 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.

2. Main products and line of business by segment

(1) Pachinko and pachislot • • Manufacture and sell Pachinko and pachislot machines

(2) Amusement equipment • • Manufacture , sell and rent game machines used in an amusement arcades

(3) Home TV game software • • Develop and sell home TV game software

(4) Others • • Mainly operation of amusement facilities

3. General corporate expenses of ¥ 3,447 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."

4. Corporate assets of ¥ 18,833 million, which mainly consist of cash and cash equivalent, marketable securities, investment securities and corporate properties, are included in "Corporate and elimination."

B. Geographical segment information

Geographical segment information was not presented due to the fact the sales and assets of consolidated domestic subsidiaries for the years ended March 31 , 2002 and 2001 executed 90% of consolidated net sales and assets.

C. Overseas sales

The overseas sales of the Company and its consolidated subsidiaries for the years ended March 31 ,2002 and 2001 were less than 10% of consolidated net sales.

LEASE TRANSACTIONS

Current year• •

•From• • April• • 1• 2001•• •
• • • • •March 31• 2002• ••

A summary of finance leases which do not transfer ownership to lessee:

1.Acquisition cost, accumulated depreciation, year-end book value of the leased items

• • • • • • • • (Unit: Millions of yen)

	•••••••••••• ••••••••	Accumulated depreciation	Book value at year-end
Tools and furnitures	81	38	42
Machinery and equipments	38	17	20
Total	119	55	63

2.Outstanding minimum lease payments at year-end

• • • • ••• (Unit: Millions of Yen)

Within one year	¥ 25
Exceeding one year	38
Total	63

Prior year• •

•From• • April• • 1• 2000•• •
• • • • •March 31• 2001• ••

A summary of finance leases which do not transfer ownership to lessee:

1.Acquisition cost, accumulated depreciation, year-end book value of the leased items

• • • • • • • • (Unit: Millions of yen)

	•••••••••••• ••••••••	Accumulated depreciation	Book value at year-end
Tools and furnitures	58	35	22
Machinery and equipments	26	14	12
Total	85	50	35

2.Outstanding minimum lease payments at year-end

• • • • ••• (Unit: Millions of Yen)

Within one year	¥ 17
Exceeding one year	17
Total	35

DEFERRED TAXES

	Current year (From April 1, 2001 To March 31, 2002)	Prior year (From April 1, 2000 To March 31, 2001)
1. Significant components of the deferred tax assets and liabilities are as follows:		
Deferred tax assets	Unit: Millions of Yen	Unit: Millions of Yen
(Current assets)		
Tax loss carryforward on a subsidiary	¥3,964	¥1,300
Accrued enterprise tax	1,557	700
Accrued bonus	281	203
Inventories	716	241
Elimination of unrealized profit on transactions between inter-companies		(149)
Other	172	28
Sub-total	6,692	2,324
(Non-current assets)		
Expensed tangible assets to be capitalized for tax purpose	557	600
Retirement benefits	447	351
Investment securities		178
Depreciation expense		138
Other	15	75
Sub-total	1,020	1,343
Total deferred tax assets	7,712	3,668
Deferred tax valuation allowance	(3,964)	(1,300)
Securities valuation allowance	(79)	(100)
Net deferred tax assets	3,668	2,267
2. Significant factors attributing to the differences between the effective statutory tax rate and the tax rate actually imposed:	Unit	Unit
Effective statutory tax rate	42.0	42.0
Adjustments		
Permanent differences such as entertainment expense	1.0	0.6
Inhabitant tax per capita	0.1	0.1
Tax on undistributed earnings of family corporation	4.4	3.7
Other	1.7	(0.1)
Tax rate actually imposed	49.2	46.4

FAIR VALUE OF MARKETABLE SECURITIES

Current fiscal year (From April 1, 2001 to March 31, 2002)

• : Marketable securities with quoted market prices

(Unit• Millions of Yen)

Security type	Current year (As of March31, 2002)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
Securities whose market value exceeds the Balance sheet amount:			
• • Stocks	386	585	199
• • Bonds	• •	• •	• •
• • Other	• •	• •	• •
• • ••Total	386	585	199

• : Other securities

(Unit• Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	1,573
Unlisted stocks of subsidery's company (excluding over the counter securities)	29
Total	1,603

Prior fiscal year (From April 1, 2000 to March 31, 2001).

(Unit• Millions of Yen)

Security type	Current year (As of March31, 2001)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
Securities whose balance sheet amount exceeds the acquisition cost			
• • Stocks	317	581	263
• • Bonds	• •	• •	• •
• • Other	• •	• •	• •
• • Subtotal	317	581	263
Securities whose balance sheet amount is lower than the acquisition cost			
• • Stocks			
• • Bonds	110	86	(24)
• • Other	• •	• •	• •
• • Subtotal	• •	• •	• •
• • TOTAL	110	86	(24)

• : Other securities

(Unit• Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	724
Medium-term Government bond fund	150
Total	875

Derivative transaction

Current fiscal year (From April 1, 2001 to March 31, 2002)

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instrument to reduce financial market risks.
The Company utilizes swap agreement which exchange the variable rate of debt for fixed rate to hedge the effects of interest rate fluctuations.
The Company does not use derivative financial instruments for speculative or trading purposes.
The Company controls credit risk through credit approvals, limits and monitoring procedures.

Prior fiscal year (From April 1, 2000 to March 31, 2001)
Same as above• •
• •
• •

5.PRODUCTION BY PRODUCT LINE

(1)Result of production

• Unit• Millions of Yen• •

	Current year (From••April••1• 2001 to••March 31• 2002)	Prior year (From••April••1• 2000 to••March 31• 2001)
	Amount	Amount
Pachislot and Pachinko	152,045	71,409
Amusement equipment	2,979	2,492
Total	155,024	73,902

(Note) Amounts indicated above are calculated based on sales price and do not include related consumption tax.

(2)Sales order backlog

The Company produces Pachislot and Pachinko machines based upon trends of sales order backlog because of short production time. However, as these products have a shorter life cycle with significant shipments required in their initial stage, the initial production is carried out by anticipating initial orders and the quantity of such initial production accounts for majority of total sales quantity. On the other hand, amusement equipment is produced by anticipating orders due to long production time required. For these reasons, the information as to sales order backlog is not considered reflective of the Company's operations and therefore not presented.

••

••

(3)Sales by product line

See Segment information.